U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed  pursuant to Section  16(a) of the  Securities  Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.


[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[X] Form 3 Holdings Reported                [X] Form 4 Holdings Reported


1.       Name and Address of Reporting Person:
                  Scott Lindenberger
                  913 West Fletcher #2
                  Chicago, Illinois 60657

2.       Issuer Name and Ticker or Trading Symbol:
                  Origin Investment Group, Inc.
                  OTC-Bulletin Board Symbol = OGNI

3. IRS or Social Security Number of Reporting Person (Voluntary):

4.                Statement for Month/Year: December 1999

5.       If Amendment, Date of Original (Month/Day/Year):
                  None

6.       Relationship of Reporting Person to Issuer (Check all applicable):
                  ______ Director                    ______ 10% Owner

                  ___X___ Officer (give title below)  ____ Other (specify below)

                  Corporate Secretary, Vice President: Operations

7. Individual or Joint/Group Filing: [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person


           Table I - Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned

1.       Title of Security:
                  None

2.       Transaction Date (Month/Year):
                  None

3.       Transaction Code:
                  None.

4.       Securities Acquired (A) or Disposed of (D):
                  None.

5.       Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year:
                  None.

6.       Ownership Form: Direct (D) or Indirect (I):
                  Not Applicable.

7.       Nature of Indirect Beneficial Ownership:
                  None


            Table II - Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security:
                  12/23/2002 Options (1999 Employee Stock Incentive Plan)


2.       Conversion or Exercise Price of Derivative Security:
                  $.10 per share

3.       Transaction Date (Month/Day/Year):
                  11/29/1999

4.       Transaction Code:
                  A

5.       Number of  Derivative  Securities  Acquired (A) or Disposed of
                  (D): (A) 25,000 - 12/23/2002 Options

6.       Date Exercisable and Expiration Date:
                  Date Exercisable:  12/23/1999
                  Expiration Date:   12/23/2002

7.       Title and Amount of Underlying Securities
                  Title:   Common Stock
                  Amount or Number of Shares:        25,000

8.       Price of Derivative Security
                  $.10 per share

9.       Number of Derivative Securities Beneficially Owned at End of Year:
                  25,000 Options

10.      Ownership Form of Derivative Security: Direct (D) or Indirect (I)
                  Direct

11.      Nature of Indirect Beneficial Ownership:
                  None

Explanation of Responses:





                                    /s/     Scott K. Lindenberger
                                    -----------------------------
                                    **Signature of Reporting Person

                                             2/14/00
                                    -----------------------------
                                      Date